EXHIBIT 99.1

Endeavour Silver Produces 1,048,100 oz Silver and 11,109 oz Gold for 1.9 Million oz Silver Equivalents in Q1, 2021

VANCOUVER, British Columbia, April 08, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports production of 1,048,100 silver ounces (oz) and 11,109 gold oz in Q1, 2021, for silver equivalent (AgEq) production of 1.9 million oz at an 80:1 silver:gold ratio. Silver production increased 22% and gold production increased 31% compared to Q1, 2020, due primarily to higher ore grades mined and processed.

2021 First Quarter Highlights

  Consolidated Production on Plan: Silver equivalent production at each mine is on track to meet or exceed 2021 production plans.

  Guanacevi Production on Plan: Higher silver and gold grades were partly offset by slightly lower throughput than planned during the quarter.

  Bolanitos Ahead of Plan: Processed tonnes, gold grade and gold recoveries are ahead of plan, partly offset by slightly lower silver grades and recoveries compared to plan.

  El Compas Ahead of Plan: Processed tonnes, and gold grade are ahead of plan, partly offset by slightly lower silver grade and lower gold recoveries compared to plan.

  Metal Sales and Inventories: Sold 623,379 oz silver and 10,663 oz gold, held 523,235 oz silver and 1,123 oz gold of bullion inventory and 6,582 oz silver and 566 oz gold in concentrate inventory. Management withheld metal from sale during the price correction over last two weeks of March and plans to sell the withheld metal inventory in anticipation of a precious metal prices rebound in Q2, 2021.

  Signed Definitive Agreement to Sell the El Cubo Assets: Advanced sale of the El Cubo mine in Guanajuato, Mexico to VanGold Mining Corp for $15 million in cash and share payments, with up to $3 million in contingent payments. The transaction is anticipated to close in April 2021.

  Shares Included in Two Major Indices: The Company’s common shares were added to the S&P/TSX Composite Index and the NYSE Arca Gold Miners Index (GDX ETF) in March.

  Announced Management Succession Plan: Bradford Cooke plans to step down as CEO and assume the role of Executive Chair of the Company following the AGM on May 12, 2021. Dan Dickson has been nominated to the role of CEO and Christine West has been nominated to become the CFO. Both Mr. Dickson and Ms. West have been key members of management for over 13 years and will lead the Company into its next phase of growth.

Bradford Cooke, Endeavour CEO, commented, “It is gratifying to see the Company firing on all cylinders, with the mining operations meeting or exceeding expectations and the development team advancing the Terronera project to drive the next phase of growth. I will look forward to supporting Dan and Christine in their new roles as they build a bigger and better Company.”

Mine Operations

Consolidated silver and gold production were both higher in Q1, 2021 compared to Q1, 2020 due to a significant increase in ore grades at Guanacevi and improved throughput and ore grades at Bolanitos.

Guanacevi silver and gold grades were higher compared to Q1, 2020 and well above plan. In February, unusually cold weather in northern Mexico resulted in power curtailments effecting mine and process plant production over a three-day period. In March, throughput was lower than initially planned as the refurbishment of the tailings filter presses impacted daily throughput. The plant throughput is expected to return to its 1200 tonnes per day capacity in April. Stockpiled ore inventory increased during the quarter as the mine output was on plan. With the higher metal prices, supplies of local third-party ores continued to supplement mine production, amounting to 10% of quarterly throughput, and contributed to the higher ore grades. Ore grades are expected to revert to plan in Q2, 2021 and for the remainder of the year.

Bolanitos and El Compas processed tonnes, and gold grade were all higher compared to Q1, 2020, partly offset by lower silver grades and both mines are slightly ahead of planned production. Settlement of El Compas concentrates resulted in lower recoveries during the quarter.

COVID-19 pandemic remains prevalent in Mexico, and at the Company’s business locations, process and protocols remain in place to ensure staff and workers as well as our communities remain as safe as possible.

Production Highlights for Q1, 2021

Q1 2021 Highlights	Three Months Ended March 31
	2021	2020	% Change
Throughput (tonnes)	209,453	199,327	5%
Silver ounces produced	1,048,100	857,659	22%
Gold ounces produced	11,109	8,476	31%
Payable silver ounces produced	1,036,710	849,791	22%
Payable gold ounces produced	10,894	8,320	31%
Silver equivalent ounces produced(1)	1,936,820	1,535,739	26%
Silver ounces sold	623,379	665,500	(6%)
Gold ounces sold	10,663	7,454	43%

(1)   Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for First Quarter, 2021 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	88,632	974	369	1.05	87.3%	91.7%	918,217	2,743
Bolañitos	97,692	1,074	38	2.15	89.0%	91.5%	106,227	6,182
El Compas	23,129	254	47	4.12	67.7%	71.3%	23,656	2,184
Consolidated	209,453	2,302	179	1.90	86.9%	86.7%	1,048,100	11,109

(1)  gpt = grams per tonne

Release of First Quarter, 2021 Financial Results and Conference Call

The 2021 First Quarter Financial Results will be released before market on Tuesday, May 11, 2021 and a telephone conference call will be held the same day at 9:00am PT (12:00pm ET). To participate in the conference call, please dial the numbers below. No pass code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass code is 6594#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the timing of suspension of mining operations, Endeavour’s anticipated performance in 2021, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID 19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations ,the impact of the COVID 19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.